UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2002

INDEX

PART I:  FINANCIAL INFORMATION                                                                                PAGE

Item 1.  Financial Statements

                Independent Accountant's Report........................................................         3

                Consolidated Statements of Income
                       for the three months ended March 31, 2002 and 2001..............................         4

                Consolidated Balance Sheets
                       March 31, 2002 and December 31, 2001............................................         5

                Consolidated Statements of Cash Flows

Item 2.  Management's Discussion and Analysis of Financial Condition

INDEPENDENT ACCOUNTANT’S REVIEW REPORT ON INTERIM

FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2002, the related consolidated statements of income for the three-month periods ended March 31, 2002 and 2001, and the consolidated statements of cash flows for the three-month periods ended March 31, 2002 and 2001. Our review also included Schedule A listed in Index Item 1. These financial statements and schedule are the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping ASA, a wholly owned subsidiary, whose total assets as of March 31, 2002 and whose net voyage revenues for the three-month period ended March 31, 2002 constituted 22 per cent and 18 per cent, respectively, of the consolidated totals.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2001, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, not presented herein, and in our report dated February 8, 2002, we expressed an unqualified opinion on those consolidated financial statements. We did not audit the financial statements of Ugland Nordic Shipping ASA, a wholly owned subsidiary, which statements reflect total assets and net voyage revenues constituting 21 per cent and 10 per cent, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ugland Nordic Shipping ASA, is based solely on the report of other auditors. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2001, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Vancouver, Canada, April 19, 2002	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

                                                                                      Three Months Ended March 31,
                                                                                        2002                2001
                                                                                           $                   $
                                                                                   ------------------ ------------------
                                                                                               (unaudited)
NET VOYAGE REVENUES
Voyage revenues                                                                        188,630            307,886
Voyage expenses                                                                         52,471             62,730
------------------------------------------------- -------------------------------- ------------------ ------------------

Net voyage revenues                                                                    136,159            245,156
------------------------------------------------- -------------------------------- ------------------ ------------------

OPERATING EXPENSES
Vessel operating expenses                                                               40,387             33,879
Time-charter hire expense                                                               12,714             17,183
Depreciation and amortization                                                           36,078             27,521
General and administrative                                                              14,167             10,838
------------------------------------------------- -------------------------------- ------------------ ------------------
                                                                                       103,346             89,421
------------------------------------------------- -------------------------------- ------------------ ------------------

Income from vessel operations                                                           32,813            155,735
------------------------------------------------- -------------------------------- ------------------ ------------------

OTHER ITEMS
Interest expense                                                                       (14,701)           (14,786)
Interest income                                                                            792              2,803
Other (loss) income (note 8)                                                            (3,213)               936
------------------------------------------------- -------------------------------- ------------------ ------------------
                                                                                       (17,122)           (11,047)
------------------------------------------------- -------------------------------- ------------------ ------------------

Net income                                                                              15,691            144,688
================================================= ================================ ================== ==================
Earnings per common share
     - Basic                                                                              0.40              3.69
     - Diluted                                                                            0.39              3.59
Weighted average number of common shares
     - Basic                                                                        39,554,461         39,229,776
     - Diluted                                                                      40,254,683         40,339,978
================================================= ================================ ================== ==================

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                          As at             As at
                                                                                         March 31,        December 31,
                                                                                           2002              2001
                                                                                             $                $
                                                                                   ---------------- -----------------
                                                                                       (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 5)                                                   200,662          174,950
     Marketable securities                                                                      -            5,028
     Restricted cash (note 5)                                                              11,123            7,833
     Accounts receivable                                                                   66,348           57,519
     Prepaid expenses and other assets                                                     24,249           22,139
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current assets                                                                 302,382          267,469
     ----------------------------------------------------------------------------- ---------------- -----------------

     Marketable securities                                                                 15,288           16,026

     Vessels and equipment (note 5)
     At cost, less accumulated depreciation of $836,257
         (December 31, 2001 -  $801,985)                                                1,894,494        1,925,844
     Advances on newbuilding contracts (note 7)                                           129,426          117,254
     ----------------------------------------------------------------------------- ---------------- -----------------

Total vessels and equipment                                                        2,023,920        2,043,098
     ----------------------------------------------------------------------------- ---------------- -----------------
     Investment in joint ventures                                                          29,337           27,352
     Other assets                                                                          25,786           26,757
     Goodwill (note 4)                                                                     89,189           87,079
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        2,485,902        2,467,781
     ============================================================================= ================ =================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      15,357           24,484
     Accrued liabilities                                                                   63,059           51,011
     Current portion of long-term debt (note 5)                                            52,328           51,830
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total current liabilities                                                            130,744          127,325
     ----------------------------------------------------------------------------- ---------------- -----------------
     Long-term debt (note 5)                                                              884,184          883,872
     Other long-term liabilities                                                           43,500           39,407
     ----------------------------------------------------------------------------- ---------------- -----------------

     Total liabilities                                                                  1,058,428        1,050,604
     ----------------------------------------------------------------------------- ---------------- -----------------

     Minority interest                                                                     19,335           18,977

     Stockholders' equity
     Capital stock                                                                        467,751          467,341
     Retained earnings                                                                    942,844          935,660
     Accumulated other comprehensive loss                                                  (2,456)          (4,801)

     ----------------------------------------------------------------------------- ---------------- -----------------

     Total stockholders' equity                                                         1,408,139        1,398,200
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        2,485,902        2,467,781
     ============================================================================= ================ =================

          Commitments and contingencies (note 7)
          The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                      Three Months Ended March 31,
                                                                                      2002                    2001
                                                                                        $                       $
                                                                                ----------------------- -----------------------
                                                                                               (unaudited)
     Cash and cash equivalents provided by (used for)

     OPERATING ACTIVITIES
     Net income                                                                      15,691                 144,688
     Non-cash items:
          Depreciation and amortization                                              36,078                  27,521
          Loss (gain) on disposition of available-for-sale securities                 1,130                  (2,707)
          Equity income (net of dividends received: March 31, 2002 - $Nil;
             March 31, 2001 - $2,500)                                                (1,885)                   (293)
          Future income taxes                                                         3,181                     671
          Other - net                                                                 2,067                   3,022
     Change in non-cash working capital items related to
          operating activities                                                       (7,191)                 (8,390)
     -------------------------------------------------------------------------- ----------------------- -----------------------

     Net cash flow from operating activities                                         49,071                 164,512
     -------------------------------------------------------------------------- ----------------------- -----------------------

     FINANCING ACTIVITIES
     Proceeds from long-term debt                                                     9,630                 143,500
     Scheduled repayments of long-term debt                                          (8,761)                 (5,790)
     Prepayments of long-term debt                                                        -                 (92,118)
     Increase in restricted cash                                                     (3,290)                      -
     Proceeds from issuance of Common Stock                                             408                   5,788
     Cash dividends paid                                                             (8,505)                 (8,408)
     -------------------------------------------------------------------------- ----------------------- -----------------------

     Net cash flow from financing activities                                        (10,518)                 42,972
     -------------------------------------------------------------------------- ----------------------- -----------------------

     INVESTING ACTIVITIES
     Expenditures for vessels and equipment                                         (13,869)                 (1,394)
     Expenditures for drydocking                                                     (3,858)                 (2,240)
     Expenditure for purchase of Ugland Nordic Shipping ASA (net of cash
         acquired of $26,605)                                                             -                 (97,144)
     Acquisition costs related to purchase of Bona Shipholding Ltd.                       -                     (20)
     Proceeds from disposition of available-for-sale securities                       6,771                   8,954
     Other                                                                           (1,885)                      -
     -------------------------------------------------------------------------- ----------------------- -----------------------

     Net cash flow from investing activities                                        (12,841)                (91,844)
     -------------------------------------------------------------------------- ----------------------- -----------------------

     Increase in cash and cash equivalents                                           25,712                 115,640
     Cash and cash equivalents, beginning of the period                             174,950                 181,300
     -------------------------------------------------------------------------- ----------------------- -----------------------

     Cash and cash equivalents, end of the period                                   200,662                 296,940
     ========================================================================== ======================= =======================

           The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2002 and for the Three-Month Periods
Ended March 31, 2002 and 2001 is unaudited)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2001. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three-month period ended March 31, 2002 are not necessarily indicative of those for a full fiscal year.

2.	Acquisition of Ugland Nordic Shipping ASA

As of May 28, 2001, Teekay had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping ASA (“UNS”) (9% of which was purchased in fiscal 2000 and the remaining 91% of which was purchased in fiscal 2001), for $222.8 million cash, including estimated transaction expenses of approximately $7 million. UNS controls a modern fleet of 18 shuttle tankers (including three newbuildings on order) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon estimates of fair value. UNS’ operating results are reflected in Teekay’s financial statements commencing March 6, 2001, the date Teekay acquired a majority interest in UNS. Teekay’s interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period.

3.	Cash Flows

Cash interest paid during the three-month periods ended March 31, 2002 and 2001 totalled approximately $27.5 million and $18.0 million, respectively.

4.	Goodwill

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”, which establishes new standards for accounting for goodwill and other intangible assets. SFAS 142 requires that goodwill and indefinite lived intangible assets no longer be amortized but reviewed for impairment during the first six months of 2002 and annually therafter, or more frequently if impairment indicators arise. This statement is effective for existing goodwill beginning with fiscal years starting after December 15, 2001. Based upon the Company’s goodwill balance at December 31, 2001, the Company estimates that adoption of SFAS 142 will result in an annual increase in net income of approximately $4.5 million, by no longer amortizing goodwill. The Company has not completed its transitional impairment testing required by SFAS 142, and thus is unable to estimate the amount of goodwill impairment, if any.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2002 and for the Three-Month Periods
Ended March 31, 2002 and 2001 is unaudited)

5.	Long-Term Debt
                                                                                      March 31,         December 31,
                                                                                        2002                2001
                                                                                          $                   $
                                                                                 -------------------- ------------------
             First Preferred Ship Mortgage Notes (8.32%)
               due through 2008..................................................      167,229              167,229
             Term Loans due through 2010 ........................................      417,107              416,239
             Senior Notes (8.875%) due July 15, 2011 ............................      352,176              352,234
                                                                                 -------------------- ------------------
                                                                                       936,512              935,702
             Less current portion................................................       52,328               51,830
                                                                                 -------------------- ------------------
                                                                                       884,184              883,872
                                                                                 ==================== ==================
The Company has two undrawn long-term Revolving Credit Facilities (the “Revolvers”) available, which, as at March 31, 2002, provided for borrowings of up to $498.2 million. The Revolvers are collateralized by first priority mortgages granted on 33 of the Company’s vessels, together with certain other related collateral, and a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the “8.32% Notes”) are collateralized by first preferred mortgages on seven of the Company’s Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. As at March 31, 2002, the fair value of these net assets approximated $162.7 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at March 31, 2002, totalled $417.1 million. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from Teekay. UNS term loans totaling $310.5 million are not guaranteed by Teekay. One term loan required a retention deposit of $11.1 million as at March 31, 2002.

Pursuant to certain long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of March 31, 2002, to $448.0 million. Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2002, this amount was $75.0 million.

6.	Capital Stock

The authorized capital stock of Teekay at March 31, 2002 is 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at March 31, 2002, Teekay had 39,568,400 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at March 31, 2002, 3,975,927 shares of Common Stock were reserved and available for issuance upon exercise of options granted or to be granted pursuant to its 1995 Stock Option Plan. As at March 31, 2002, options to purchase a total of 3,724,063 shares of Teekay’s Common Stock were outstanding, of which 1,634,649 options were then exercisable at prices ranging from $16.875 to $41.190 per share and a weighted average exercise price of $26.205 per share. The remaining outstanding options have exercise prices ranging from $16.875 to $41.190 per share and a weighted average exercise price of $31.076 per share. All outstanding options expire between July 19, 2005 and March 11, 2012, ten years after the date of each respective grant.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2002 and for the Three-Month Periods
Ended March 31, 2002 and 2001 is unaudited)

7.	Commitments and Contingencies

As at March 31, 2002, the Company was committed to the construction of three shuttle, three Suezmax and two Aframax tankers scheduled for delivery between December 2002 and December 2003, at a total cost of approximately $411.7 million. As of March 31, 2002, there have been payments made towards these commitments of $122.5 million and long-term financing arrangements exist for $51.9 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $237.3 million through either debt borrowing or surplus cash balances, or a combination thereof. As of March 31, 2002, the remaining payments required to be made under these newbuilding contracts are as follows: $46.9 million in 2002 and $242.3 million in 2003.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of March 31, 2002, Teekay and these subsidiaries have guaranteed $86.9 million of such debt, or 50% of the total $173.8 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

8.	Other (Loss) Income
                                                                                           Three Months Ended
                                                                                       March 31,          March 31,
                                                                                         2002               2001
                                                                                           $                  $
                                                                                 -------------------- -------------------
             (Loss) gain on disposition of available-for-sale securities.........        (1,130)            2,707
             Equity income from joint ventures...................................         1,885             2,793
             Future income taxes.................................................        (3,181)             (671)
             Miscellaneous - net.................................................          (787)           (3,893)
                                                                                 -------------------- -------------------
                                                                                         (3,213)              936
                                                                                 ==================== ===================
9.	Comprehensive Incomes
                                                                                           Three Months Ended
                                                                                       March 31,          March 31,
                                                                                         2002               2001
                                                                                           $                  $
                                                                                 -------------------- ------------------
             Net income                                                                  15,691           144,688
             Other comprehensive income:
                Unrealized gain (loss) on available-for-sale securities..........         1,024            (1,503)
                Reclassification adjustment for loss (gain) on
                   available-for-sale securities included in net income..........           737            (4,946)
                Cumulative effect of accounting change...........................             -             4,155
                Unrealized gain (loss) on derivative instruments.................           723            (3,314)
                Reclassification adjustment for gain on derivative
                   instruments...................................................          (139)             (390)
                                                                                 -------------------- ------------------
             Comprehensive income................................................        18,036           138,690
                                                                                 ==================== ==================

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2002 and for the Three-Month Periods
Ended March 31, 2002 and 2001 is unaudited)

10.	Derivative Instruments and Hedging Activities

The Company only uses derivatives for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices and tanker freight rates and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2002, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 50.0 million, Australian Dollars 0.3 million, Singapore Dollars 0.4 million, Norwegian Kroner 49.5 million, Canadian Dollars 70.8 million and Euros 3.4 million for U.S. Dollars, at an average rate of Japanese Yen 132.43 per U.S. Dollar, Australian Dollar 1.90 per U.S. Dollar, Singapore Dollar 1.78 per U.S. Dollar, Norwegian Kroner 9.57 per U.S. Dollar, Canadian Dollar 1.58 per U.S. Dollar and Euros 0.92 per U.S. Dollar, respectively. As at March 31, 2002, the Company was committed to bunker fuel swap contracts totaling 53,700 metric tonnes with a weighted-average price of $109.06 per tonne, which expire between April 2002 and May 2004.

As at March 31, 2002, the Company was committed to interest rate swap agreements whereby $85.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 0.8 years, expiring between May 2002 and May 2004. These agreements effectively change the Company’s interest rate exposure on $85.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.40%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

The Company hedges certain of its voyage revenues through the use of a written freight call option. As at March 31, 2002, the Company had a written freight call option outstanding with a remaining term of nine months, which could require payments to the counterparty if monthly average freight rates exceed a specified amount.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                 Three Months Ended March 31, 2002
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations  Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         8,939          161,931       (34,711)         136,159
Operating expenses                                2,614         7,185          128,258       (34,711)         103,346
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (2,614)        1,754           33,673             -           32,813
Net interest expense                            (10,451)            -           (3,458)            -          (13,909)
Equity in net income of subsidiaries             27,557             -                -       (27,557)               -
Other income (loss)                               1,199             -           (4,412)            -           (3,213)
                                           -------------------------------------------------------------------------------
Net income                                       15,691         1,754           25,803       (27,557)          15,691
Retained earnings (deficit), beginning of
   the period                                   935,660       (15,278)       1,036,401    (1,021,123)         935,660
Dividends declared                               (8,507)            -                -             -           (8,507)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                       942,844       (13,524)       1,062,204    (1,048,680)         942,844
                                           ===============================================================================

                                                                 Three Months Ended March 31, 2001
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                           Teekay Shipping    Guarantor    Non-Guarantor                  Shipping Corp.
                                                Corp.       Subsidiaries   Subsidiaries    Eliminations  & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Net voyage revenues                                   -         8,781          276,534       (40,159)         245,156
Operating expenses                                2,793         8,740          118,047       (40,159)          89,421
                                           -------------------------------------------------------------------------------
   (Loss) income from vessel operations          (2,793)           41          158,487             0          155,735
Net interest expense                             (2,746)            -           (9,237)            -          (11,983)
Equity in net income of subsidiaries            147,858             -                -      (147,858)               -
Other income (loss)                               2,369             -           (1,433)            -              936
                                           -------------------------------------------------------------------------------
Net income                                      144,688            41          147,817      (147,858)         144,688
Retained earnings (deficit), beginning of
   the period                                   641,149       (18,969)         671,069      (652,100)         641,149
Adjustment for equity income on step
acquisition                                         198             -                -             -              198
Dividends declared                               (8,417)            -                -             -           (8,417)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
   period                                       777,618       (18,928)         818,886      (799,958)         777,618
                                           ===============================================================================

------------------

         (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                        As at March 31, 2002
                                          ---------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                          Teekay Shipping    Guarantor    Non-Guarantor                    Shipping Corp.
                                               Corp.       Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                                 $               $              $                $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         200,662               -           200,662
Other current assets                             1,149             509         196,062         (96,000)          101,720
                                          ---------------------------------------------------------------------------------
     Total current assets                        1,149             509         396,724         (96,000)          302,382
Vessels and equipment (net)                          -         262,190       1,761,730               -         2,023,920
Advances due from subsidiaries                 326,865               -               -        (326,865)                -
Other assets (principally marketable
     securities and investments in
     subsidiaries)                           1,612,304               -          41,074      (1,612,304)           41,074
Investment in joint ventures                         -               -          29,337               -            29,337
Goodwill                                             -               -          89,189               -            89,189
                                          ---------------------------------------------------------------------------------
                                             1,940,318         262,699       2,318,054      (2,035,169)        2,485,902
                                          =================================================================================
LIABILITIES&STOCKHOLDERS’
EQUITY
Current liabilities                             10,318           2,662         213,764         (96,000)          130,744
Long-term debt                                 519,405               -         408,279               -           927,684
Due to (from) affiliates                             -         (95,769)        474,219        (378,450)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         529,723         (93,107)      1,096,262        (474,450)        1,058,428
                                          ---------------------------------------------------------------------------------
Minority Interest                                    -               -          19,335               -            19,335
Stockholders' Equity
Capital stock                                  467,751              23           5,943          (5,966)          467,751
Contributed capital                                  -         369,307         136,766        (506,073)                -
Retained earnings (deficit)                    942,844         (13,524)      1,062,204      (1,048,680)          942,844
Accumulated other comprehensive loss                 -               -          (2,456)              -            (2,456)
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              1,410,595         355,806       1,202,457      (1,560,719)        1,408,139
                                          ---------------------------------------------------------------------------------
                                             1,940,318         262,699       2,318,054      (2,035,169)        2,485,902
                                          =================================================================================

                                                                      As at December 31, 2001
                                         ----------------------------------------------------------------------------------
                                                            8.32% Notes                                        Teekay
                                              Teekay         Guarantor    Non-Guarantor                    Shipping Corp.
                                          Shipping Corp.    Subsidiaries   Subsidiaries     Eliminations  & Subsidiaries
                                                 $               $              $                $                $
                                         ------------------ ------------ ----------------- --------------- ----------------
ASSETS                                                 -            -           174,950              -           174,950
Cash and cash equivalents
Other current assets                               1,101          472           186,946        (96,000)           92,519
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                          1,101          472           361,896        (96,000)          267,469
Vessels and equipment (net)                            -      264,768         1,778,330              -         2,043,098
Advances due from subsidiaries                   346,430            -                 -       (346,430)                -
Other assets (principally marketable
     securities and investments in
     subsidiaries)                             1,599,746            -            42,783     (1,599,746)           42,783
Investment in joint ventures                           -            -            27,352              -            27,352
Goodwill                                               -            -            87,079              -            87,079
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,947,277      265,240         2,297,440     (2,042,176)        2,467,781
                                         ================== ============ ================= =============== ================
LIABILITIES & STOCKHOLDERS’
EQUITY
Current liabilities                               24,813        1,319           197,193        (96,000)          127,325
Long-term debt                                   519,463            -           403,816              -           923,279
Due to (from) affiliates                               -      (90,131)          503,145       (413,014)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           544,276      (88,812)        1,104,154       (509,014)        1,050,604
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            18,977              -            18,977
Stockholders' Equity
Capital stock                                    467,341           23             5,943         (5,966)          467,341
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings (deficit)                      935,660      (15,278)        1,036,401     (1,021,123)          935,660
Accumulated other comprehensive loss                   -            -            (4,801)             -            (4,801)
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity                1,403,001      354,052         1,174,309     (1,533,162)        1,398,200
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               1,947,277      265,240         2,297,440     (2,042,176)        2,467,781
                                         ================== ============ ================= =============== ================

------------------

           (See Note 7)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

                                                                        Three Months Ended March 31, 2002
                                                     -------------------------------------------------------------------------
                                                        Teekay       8.32% Notes                                   Teekay
                                                       Shipping       Guarantor    Non-Guarantor                   Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                                           $              $              $             $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities            (11,471)         7,040          53,502          -          49,071
                                                     -------------- --------------- ------------- ------------ ---------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                  -              -           9,630          -           9,630
Scheduled repayments of long-term debt                        -              -          (8,761)         -          (8,761)
Other                                                    11,471         (5,638)        (17,220)         -         (11,387)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities             11,471         (5,638)        (16,351)         -         (10,518)
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -         (1,402)        (16,325)         -         (17,727)
Other                                                         -              -           4,886          -           4,886
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                  -         (1,402)        (11,439)         -         (12,841)
                                                     -------------- --------------- ------------- ------------ ---------------
Increase in cash and cash equivalents                         -              -          25,712          -          25,712
Cash and cash equivalents, beginning of the period            -              -         174,950          -         174,950
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents, end of the period                  -              -         200,662          -         200,662
                                                     ============== =============== ============= ============ ===============

                                                                        Three Months Ended March 31, 2001
                                                     -------------------------------------------------------------------------
                                                        Teekay       8.32% Notes                                   Teekay
                                                       Shipping       Guarantor    Non-Guarantor                   Shipping Corp.
                                                         Corp.       Subsidiaries   Subsidiaries   Eliminations  & Subsidiaries
                                                           $              $              $             $             $
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from operating activities             21,250          6,139         137,123          -         164,512
                                                     -------------- --------------- ------------- ------------ ---------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                  -              -         143,500          -         143,500
Scheduled repayments of long-term debt                        -              -          (5,790)         -          (5,790)
Prepayments of long-term debt                                 -              -         (92,118)         -         (92,118)
Other                                                   (21,555)        (6,016)         24,951          -          (2,620)
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from financing activities            (21,555)        (6,016)         70,543          -          42,972
                                                     -------------- --------------- ------------- ------------ ---------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                        -           (114)         (3,520)         -          (3,634)
Expenditure for the purchase of Ugland Nordic
     Shipping ASA                                           199              -         (97,343)         -         (97,144)
Other                                                         -             (9)          8,943          -           8,934
                                                     -------------- --------------- ------------- ------------ ---------------
     Net cash flow from investing activities                199           (123)        (91,920)         -         (91,844)
                                                     -------------- --------------- ------------- ------------ ---------------
Increase (decrease) in cash and cash equivalents           (106)             -         115,746          -         115,640
Cash and cash equivalents, beginning of the period          294              -         181,006          -         181,300
                                                     -------------- --------------- ------------- ------------ ---------------
Cash and cash equivalents, end of the period                188              -         296,752          -         296,940
                                                     ============== =============== ============= ============ ===============

------------------

           (See Note 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2002
PART I – FINANCIAL INFORMATION

ITEM 2 -	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the interim consolidated financial statements and accompanying notes included elsewhere in this report. Except for the historical information, the following discussion contains forward-looking statements that involve risks and uncertainties, such as the Company’s objectives, expectations and intentions. When used in this report, the words “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from results that may be anticipated by such forward-looking statements and discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this report and in other of the Company’s filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

RESULTS OF OPERATIONS

General

Teekay is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. As at March 31, 2002, the Company’s fleet consisted of 95 vessels (including eight newbuildings on order, five vessels time-chartered-in, and three vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 9.6 million tonnes.

During the three months ended March 31, 2002, approximately 48% of the Company’s net voyage revenues was derived from spot voyages. The balance of the Company’s revenue is generated by two other modes of employment, time-charters, whereby vessels are chartered to customers for a fixed period, and contracts of affreightment (“COAs”), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the three months ended March 31, 2002, approximately 19% of net voyage revenues was generated by time-charters and COAs priced on a spot market basis. In the aggregate, approximately 67% of the Company’s net voyage revenues during the three months ended March 31, 2002 was derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 33% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company’s revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Acquisition of Ugland Nordic Shipping ASA

As of May 28, 2001, the Company had purchased 100% of the issued and outstanding shares of Ugland Nordic Shipping ASA (“UNS”) (9% of which was purchased in fiscal 2000 and the remaining 91% of which was purchased in fiscal 2001), for $222.8 million in cash.

UNS is the world’s largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including three newbuildings on order) (the “UNS Fleet”) that engage in the transportation of oil from offshore production platforms to onshore storage and refinery facilities. The UNS Fleet has an average age of approximately 9.2 years, excluding the three newbuildings on order, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of March 31, 2002, UNS owned approximately 10.3% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT) (“NAT”), the owner of three Suezmax tankers on a long-term contract to BP Shipping.

The operating results of UNS have been consolidated in the Company’s financial statements commencing March 6, 2001, the date that the Company acquired a majority interest in UNS. Minority interest expense, which is included as part of other (loss) income, has been recorded to reflect the minority shareholders’ share of UNS’ net income for the period from March 6, 2001 to May 28, 2001, when the Company acquired the remaining shares in UNS.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of “time-charter equivalent” (“TCE”) rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time-charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are primarily dependent on oil production levels, oil consumption growth, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of the Company’s dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company’s revenues and earnings.

Quarter Ended March 31, 2002 versus Quarter Ended March 31, 2001

The Company’s average fleet size increased 16.5% in the quarter ended March 31, 2002, compared to the same quarter one year ago, primarily due to the acquisition of UNS in March 2001.

In response to a slowing global economy, a series of OPEC oil production cuts during 2001 has resulted in a reduction in tanker demand and thus primarily contributed to a significant decline in average TCE rates during the last three quarters of 2001. Average TCE rates declined further in the first quarter of 2002 and continued to weaken into the second quarter of 2002 as a result of declining world oil production. The Company’s average TCE rate decreased 51.3% to $19,381 for the quarter ended March 31, 2002 (excluding the Company’s vessels on bareboat charter), from $39,773 for the quarter ended March 31, 2001.

Net voyage revenues were $136.2 million in the quarter ended March 31, 2002, as compared to $245.2 million for the same quarter last year, representing a 44.4% decrease. This was due to a decrease in the Company’s average TCE rate, partially offset by the increase in the Company’s average fleet size.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, increased 19.2% to $40.4 million in the quarter ended March 31, 2002, from $33.9 million in the same quarter last year, primarily as a result of the increase in fleet size, and higher repairs and maintenance costs.

Time-charter hire expense decreased 26.0% to $12.7 million in the quarter ended March 31, 2002, from $17.2 million in the same quarter last year, due primarily to a decrease in the average TCE rates earned by the 13 vessels in the oil/bulk/ore (“O/B/O”) pool managed by the Company. The minority participants’ share of the O/B/O pool’s net voyage revenues, which is reflected as a time-charter hire expense, was $4.5 million for the quarter ended March 31, 2002, compared to $9.4 million for the quarter ended March 31, 2001. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the quarter ended March 31, 2002, unchanged from the same quarter last year.

Depreciation and amortization expense increased 31.1% to $36.1 million in the quarter ended March 31, 2002, from $27.5 million in the same quarter last year, mainly due to the acquisition of UNS, which resulted in an increase in the average size and average cost base of the Company’s owned fleet and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $4.7 million in the quarter ended March 31, 2002, compared to $3.0 million in the same quarter last year.

General and administrative expenses increased 30.7% to $14.2 million in the quarter ended March 31, 2002, from $10.8 million in the same quarter last year, primarily as a result of the acquisition of UNS and an increase in shore staff.

Interest expense for the quarter ended March 31, 2002 was $14.7 million, virtually unchanged from the same quarter last year. This reflects lower interest rates, offset by the additional debt assumed as part of the UNS acquisition.

Interest income decreased 71.4% to $0.8 million in the quarter ended March 31, 2002, compared to $2.8 million in the same quarter last year, mainly as a result of lower interest rates.

Other loss of $3.2 million in the quarter ended March 31, 2002, was comprised of income taxes, loss on the disposition of available-for-sale securities, minority interest expense, partially offset by equity income from 50%-owned joint ventures, dividend income from NAT, and foreign exchange gains. Other income for the quarter ended March 31, 2001 was $0.9 million, which was comprised of a gain on the disposition of available-for-sale securities, equity income from 50%-owned joint ventures, partially offset by minority interest, foreign exchange losses and income taxes.

As a result of the foregoing factors, net income was $15.7 million in the quarter ended March 31, 2002 compared to net income of $144.7 million in the quarter ended March 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2002, the Company’s total cash and cash equivalents was $200.7 million, compared to $174.9 million at December 31, 2001. The Company’s total liquidity, including cash, short-term marketable securities and undrawn long-term borrowings, was $698.9 million as at March 31, 2002, up slightly from $688.2 million as at December 31, 2001. The increase in liquidity was mainly the result of net cash flow from operating activities earned during the quarter, partially offset by cash used for newbuilding installment payments and the payment of dividends. In the Company’s opinion, working capital is sufficient for the Company’s present requirements.

Net cash flow from operating activities decreased to $49.1 million in the three months ended March 31, 2002, from $164.5 million in the same period last year, mainly reflecting the significant decrease in TCE rates.

Scheduled debt repayments were $8.8 million during the three months ended March 31, 2002, compared to $5.8 million during the same period last year. There were no debt prepayments during the three months ended March 31, 2002. Debt prepayments during the three months ended March 31, 2001 totalled $92.1 million.

As at March 31, 2002, the Company’s total debt was $936.5 million, compared to $935.7 million as at December 31, 2001. The Company’s two long-term revolving credit facilities (the “Revolvers”) provided for additional borrowings of $498.2 million as at March 31, 2002. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Company’s 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes in February 1 of each year, commencing 2004. The Company’s unsecured 8.875% Senior Notes are due July 15, 2011. The Company’s outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2010. The aggregate annual long-term debt principal repayments required to be made for the five fiscal years subsequent to March 31, 2002 are $43.1 million (2002), $63.6 million (2003), $84.9 million (2004), $111.1 million (2005) and $130.8 million (2006).

Among other matters, the Company’s long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of March 31, 2002, to $448.0 million. Certain of the loan agreements require that a minimum level of free cash be maintained. As at March 31, 2002, this amount was $75.0 million.

Dividends declared during the three months ended March 31, 2002 were $8.5 million, or $21.5 cents per share.

During the three months ended March 31, 2002, the Company incurred capital expenditures for vessels and equipment of $13.9 million. These primarily consisted of $9.6 million for shuttle tanker newbuilding installment payments. Cash expenditures for drydocking were $3.9 million in the three months ended March 31, 2002 compared to $2.2 million over the same period last year.

As at March 31, 2002, the Company was committed to the construction of three shuttle, three Suezmax and two Aframax tankers scheduled for delivery between December 2002 and December 2003, at a total cost of approximately $411.7 million. As of March 31, 2002, there have been payments made towards these commitments of $122.5 million and long-term financing arrangements exist for $51.9 million of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $237.3 million through either debt borrowing or surplus cash balances, or a combination thereof. As of March 31, 2002, the remaining payments required to be made under these newbuilding contracts are as follows: $46.9 million in 2002 and $242.3 million in 2003. Upon delivery, the vessels will be subject to long-term charter contracts, which expire between 2009 and 2015.

The Company and certain subsidiaries of the Company have guaranteed their share of the outstanding mortgage debt in three 50%-owned joint venture companies. As of March 31, 2002, the Company and these subsidiaries have guaranteed $86.9 million of such debt, or 50% of the total $173.8 million in outstanding mortgage debt of the joint venture companies. These joint venture companies own three shuttle tankers.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2002 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates; tanker supply and demand; supply and demand for oil; future capital expenditures; the Company’s growth strategy and measures to implement such strategy; and the future success of the Company. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers’ preference for modern tankers; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company’s dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company’s potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the potential inability of the Company to renew long-term contracts; and other factors detailed from time to time in the Company’s periodic reports, including its Form 20-F for the year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2002
PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices, and tanker freight rates. The Company uses forward currency contracts, interest rate swaps, and bunker fuel swap contracts to manage currency, interest rate, and bunker fuel price risks, but does not use financial instruments for trading or speculative purposes.

Foreign Exchange Rate Risk

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of the Company’s revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pounds and Norwegian Kroner. During the three months ended March 31, 2002, approximately 25% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at March 31, 2002, the Company had $54.0 million in foreign exchange forward contracts that mature as follows: $25.9 million in 2002, and $28.1 million in 2003. To the extent the hedge is effective, changes in the fair value of the forward contracts are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized into income.

Interest Rate Risk

The Company invests its cash and marketable securities in financial instruments with maturities of less than six months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of the interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap’s change in fair value will be immediately recognized into income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

As at March 31, 2002, the Company was committed to interest rate swap agreements whereby $85.0 million of the Company’s floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 0.8 years, expiring between May 2002 and May 2004. These arrangements effectively change the Company’s interest rate exposure on $85.0 million of debt from a floating LIBOR rate to a weighted average fixed rate of 6.40%.

Commodity Price Risk

The Company uses bunker fuel swap contracts as a hedge to protect against the change in the cost of forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain COAs. To the extent the hedge is effective, changes in the fair value of the forward contract are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a forward contract’s change in fair value will be immediately recognized in income. As at March 31, 2002, the Company was committed to bunker fuel swap contracts totaling 53,700 metric tonnes with a weighted-average price of $109.06 per tonne, which expire between April 2002 and May 2004.

The Company hedges certain of its voyage revenues through the use of tanker freight rate derivatives. As at March 31, 2002, the Company had a written freight call option outstanding with a remaining term of nine months, which could require payments to the counterparty if monthly average freight rates exceed a specified amount.

The following table sets forth the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and written freight call option:

                                              Contract                Carrying Amount                     Fair
(in USD 000's)                                Amount              Asset           Liability               Value
---------------------------------------- ------------------ ---------------- ------------------ --------------------
March 31, 2002
FX Forward Contracts                       $    53,995          $     -         $      541            $    (541)
Interest Rate Swap Agreements                   85,000                -              2,337               (2,337)
Bunker Fuel Swap Contracts                       5,857              546                  -                  546
Written Freight Call Option                      4,498                -                643                 (643)
Debt                                           936,512                  -          936,512             (963,210)

December 31, 2001
FX Forward Contracts                       $    65,500          $               $      343           $     (343)
Interest Rate Swap Agreements                   85,000                -              2,429               (2,429)
Bunker Fuel Swap Contracts                       4,769                -                328                 (328)
Written Freight Call Option                      5,998                -                857                 (857)
Debt                                           935,702                -            935,702             (952,055)
---------------------------------------- ------------------ ---------------- ------------------ --------------------

Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2002
PART II – OTHER INFORMATION

Item 1 - Legal Proceedings

             None

Item 2 - Changes in Securities

             None

Item 3 - Defaults Upon Senior Securities

             None

Item 4 - Submission of Matters to a Vote of Security Holders

             None

Item 5 - Other Information

             None

Item 6 - Exhibits and Reports on Form 6-K

a.	Exhibits
15.1	Letter from Ernst & Young LLP, as independent chartered accountants, dated May 15, 2002, regarding unaudited interim financial information.

b.	Reports on Form 6-K
(i)	On February 22, 2002, the Company filed a copy of its press release on Form 6-K with respect to its results for the quarter ended December 31, 2001.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2002	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Duly Authorized Principal Financial and Accounting Officer)

Exhibit 15.1

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 33-97746) and related prospectus of Teekay Shipping Corporation (“Teekay”) for the registration of 2,000,000 shares of Teekay common stock, no par value per share, and to incorporation by reference therein of our report dated April 19, 2002 relating to the unaudited consolidated interim financial statements of Teekay for the quarter ended March 31,
2002 that are included in its Form 6-K.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, May 15, 2002	/s/ ERNST & YOUNG LLP Chartered Accountants